Exhibit (a)(9)
JOHN HANCOCK FUNDS II
Termination of Series of John Hancock Funds II
     The undersigned, constituting a majority of the Trustees of John Hancock Funds II, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by the Amended and Restated Agreement and Declaration of Trust of the Trust dated August 12, 2005, do hereby terminate and abolish the series of the Trust set forth below and the establishment and designation thereof.
1.	Emerging Small Company Fund

2.	Mid Cap Intersection Fund

3.	Optimized All Cap Fund

4.	Lifecycle Retirement Portfolio

      In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 6th day November 2009.

/s/ Charles L. Bardelis	/s/ James R. Boyle

Charles L. Bardelis	James R. Boyle

/s/ Peter S. Burgess	/s/ Elizabeth Cook

Peter S. Burgess	Elizabeth Cook

/s/ Grace K. Fey	/s/ Theron S. Hoffman

Grace K. Fey	Theron S. Hoffman

/s/ Hassell H. McClellan	/s/ James M. Oates

Hassell H. McClellan	James M. Oates

/s/ Steven M. Roberts Steven M. Roberts
     The Amended and Restated Agreement and Declaration of Trust, dated August 12, 2005, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust, or the particular Series of Shares in question, as the case may be.